UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

National Energy Services Reunited Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G6375R107

(CUSIP Number)

Mubbadrah Investments LLC

Building No. 1/21 Way No. 5001

Near Al Nadha Towers, Ghala,

Muscat, Oman

+968 24390901

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6375R107	13D	Page 2 of 11

1	NAME OF REPORTING PERSONS. Mubbadrah Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]*
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,467,314**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,467,314**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,467,314**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by Mubbadrah Investment LLC (“Mubbadrah”), Wild Investments LLC, formerly Wild Holding LLC (“Wild Investments”), Myrad Investment LLC, formerly Myrad Holding LLC (“Myrad Investment”), Yasser Al Barami (“Mr. Al Barami”) and Hilal Al Busaidi (“Mr. Al Busaidi” and, together with Mubbadrah, Wild Investments, Myrad Investment, and Mr. Al Barami, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.
**	Consists of 12,467,314 ordinary shares, no par value (“Ordinary Shares”), of National Energy Services Reunited Corp. (the “Issuer”) held by Mubbadrah. Wild Investments and Myrad Investment each own 50% of Mubbadrah. Mr. Al Barami owns 90% of Wild Investments and Mr. Al Busaidi owns 90% of Myrad Investment. By virtue of these relationships, Wild Investments, Myrad Investment, Mr. Al Barami and Al Busaidi may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Each of Wild Investments, Myrad Investment, Mr. Al Barami and Mr. Al Busaidi disclaim beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of each of their pecuniary interests therein.
***	The percentage is calculated based upon 87,495,221 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as of June 30, 2020, as filed with the Securities and Exchange Commission on August 6, 2020.

CUSIP No. G6375R107	13D	Page 3 of 11

1	NAME OF REPORTING PERSONS. Wild Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,467,314*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,467,314*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,467,314*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of 12,467,314 Ordinary Shares held by Mubbadrah. Wild Investments owns 50% of Mubbadrah. By virtue of this relationship, Wild Investments may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Wild Investments disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of its pecuniary interests therein.
**	The percentage is calculated based upon 87,495,221 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as of June 30, 2020, as filed with the Securities and Exchange Commission on August 6, 2020.

CUSIP No. G6375R107	13D	Page 4 of 11

1	NAME OF REPORTING PERSONS. Myrad Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,467,314*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,467,314*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,467,314*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of 12,467,314 Ordinary Shares held by Mubbadrah. Myrad Investment owns 50% of Mubbadrah. By virtue of this relationship, Myrad Investment may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Myrad Investment disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of its pecuniary interests therein.
**	The percentage is calculated based upon 87,495,221 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as of June 30, 2020, as filed with the Securities and Exchange Commission on August 6, 2020.

CUSIP No. G6375R107	13D	Page 5 of 11

1	NAME OF REPORTING PERSONS. Yasser Al Barami
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,467,314*
	9	SOLE DISPOSITIVE POWER 802,512*
	10	SHARED DISPOSITIVE POWER 12,467,314*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,269,826*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of (i) 12,467,314 Ordinary Shares held by Mubbadrah and (ii) 802,512 Ordinary Shares held by Mr. Al Barami. Mr. Al Barami owns 90% of Wild Investments, which owns 50% of Mubbadrah. By virtue of this relationship, Mr. Al Barami may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Mr. Al Barami disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of his pecuniary interests therein.
**	The percentage is calculated based upon 87,495,221 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as of June 30, 2020, as filed with the Securities and Exchange Commission on August 6, 2020.

CUSIP No. G6375R107	13D	Page 6 of 11

1	NAME OF REPORTING PERSONS. Hilal Al Busaidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,467,314*
	9	SOLE DISPOSITIVE POWER 169,009*
	10	SHARED DISPOSITIVE POWER 12,467,314*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,636,323*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of (i) 12,467,314 Ordinary Shares held by Mubbadrah and (ii) 169,009 Ordinary Shares held by Mr. Al Busaidi. Mr. Al Busaidi owns 90% of Myrad Investment, which owns 50% of Mubbadrah. By virtue of this relationship, Mr. Al Busaidi may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Mr. Al Barami disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of his pecuniary interests therein.
**	The percentage is calculated based upon 87,495,221 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as of June 30, 2020, as filed with the Securities and Exchange Commission on August 6, 2020.

CUSIP No. G6375R107	13D	Page 7 of 11

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2018, by Mubbadrah Investments LLC, an Oman limited liability company (“Mubbadrah”), Wild Investments LLC, an Oman limited liability company, formerly Wild Holding LLC (“Wild Investments”), Myrad Investment LLC, an Oman limited liability company, formerly Myrad Holding LLC (“Myrad Investment”), Yasser Al Barami (“Mr. Al Barami”), and Hilal Al Busaidi (“Mr. Al Busaidi” and, together with Mubbadrah, Wild Investments, Myrad Investment, and Mr. Al Barami, the “Reporting Persons”), as amended by the Amendment No. 1 thereto filed with the Commission on October 8, 2019 and the Amendment No. 2 thereto filed with the Commission on June 24, 2020 (such Schedule 13D as amended by Amendment No. 1 and Amendment No. 2 thereof, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 2. Identity and Background

This Schedule 13D is being filed by Mubbadrah Investments LLC, an Oman limited liability company (“Mubbadrah”), Wild Investments LLC, an Oman limited liability company, formerly Wild Holding LLC (“Wild Investments”), Myrad Investment LLC, an Oman limited liability company, formerly Myrad Holding LLC (“Myrad Investment”), Yasser Al Barami (“Mr. Al Barami”), and Hilal Al Busaidi (“Mr. Al Busaidi” and, together with Mubbadrah, Wild Investments, Myrad Investment, and Mr. Al Barami, the “Reporting Persons”).

The principal business of Mubbadrah is to invest in businesses and other ventures. The address of the principal office of Mubbadrah is Building No. 1/21 Way No. 5001 Near Al Nadha Towers, Ghala, Muscat, Oman.

The principal business of Wild Investments is to invest in businesses and other ventures. The address of the principal office of Wild Investments is P.O. Box 342, 116 Mina Al Fahal, Oman.

The principal business of Myrad Investment is to invest in businesses and other ventures. The address of the principal office of Myrad Investment is P.O. Box 342, 133 Al Khuwair, Oman.

The business address of Mr. Al Barami is P.O. Box 786, Postal Code 116, Mina Al Fahal, Oman. Mr. Al Barami’s present principal occupation is serving as COO of Mubbadrah. Mr. Al Barami is a citizen of Oman.

The business address of Mr. Al Busaidi is P.O. Box 786, Postal Code 116, Mina Al Fahal, Oman. Mr. Al Busaidy’s present principal occupation is serving as CEO of Mubbadrah. Mr. Al Busaidy is a citizen of Oman.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

This Amendment reports:

(a) the change in the name of Wild Holding LLC to Wild Investments LLC and Myrad Holding LLC to Myrad Investment LLC,

CUSIP No. G6375R107	13D	Page 8 of 11

(b) the sale by Mubbadrah in open market transactions from August 19, 2020 through September 17, 2020, of 254,534 ordinary shares of the Issuer as described on Schedule A,

(c) the sale by Mr. Al Busaidi in open market transactions from August 10, 2020 through September 17, 2020, of 512,690 ordinary shares of the Issuer as described on Schedule B,

(d) the purchase by Mr. Al Busaidi in open market transactions of (i) 5,200 ordinary shares of the Issuer at an average price of $7.242 per share on September 4, 2020, and (ii) 1,173 ordinary shares of the Issuer at an average price of $6.682 on September 11, 2020; and   (e) the transfer from Mubbadrah on July 10, 2020, of 1,000,000 ordinary shares of the Issuer to each of Mr. Al Busaidi and Mr. Al Barami.

Item 5. Interest in Securities of the Issuer

(a)	The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is based upon 87,495,221 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as of June 30, 2020, as filed with the Securities and Exchange Commission on August 6, 2020.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A is incorporated by reference.

(c)	This Amendment reports:

(a) the change in the name of Wild Holding LLC to Wild Investments LLC and Myrad Holding LLC to Myrad Investment LLC,

(b) the sale by Mubbadrah in open market transactions from August 19, 2020 through September 17, 2020, of 254,534 ordinary shares of the Issuer as described on Schedule A,

(c) the sale by Mr. Al Busaidi in open market transactions from August 10, 2020 through September 17, 2020, of 512,690 ordinary shares of the Issuer as described on Schedule B,

(d) the purchase by Mr. Al Busaidi in open market transactions of (i) 5,200 ordinary shares of the Issuer at an average price of $7.242 per share on September 4, 2020, and (ii) 1,173 ordinary shares of the Issuer at an average price of $6.682 on September 11, 2020; and   (e) the transfer from Mubbadrah on July 10, 2020, of 1,000,000 ordinary shares of the Issuer to each of Mr. Al Busaidi and Mr. Al Barami.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares subject to this Schedule 13D/A.

(e)	Not applicable.

CUSIP No. G6375R107	13D	Page 9 of 11

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2020

MUBBADRAH INVESTMENT, LLC

By:	/s/ Hilal Al Busaidi
Name:	Hilal Al Busaidi

By:	/s/ Yasser Al Barami
Name:	Yasser Al Barami

WILD INVESTMENTS LLC

By:	/s/ Yasser Al Barami
Name:	Yasser Al Barami

MYRAD INVESTMENT LLC

By:	/s/ Hilal Al Busaidi
Name:	Hilal Al Busaidi

By:	/s/ Yasser Al Barami
YASSER AL BARAMI

By:	/s/ Hilal Al Busaidi
HILAL AL BUSAIDI

CUSIP No. G6375R107	13D	Page 10 of 11

SCHEDULE A

Class of Security	Date of Sale	Shares Sold	Average Price Per Share Sold ($)
Ordinary Shares	8/19/2020	2,325	$8.3000
Ordinary Shares	8/20/2020	4,109	$8.3000
Ordinary Shares	8/25/2020	50,000	$8.0200
Ordinary Shares	9/4/2020	154,457	$7.3911
Ordinary Shares	9/16/2020	3,433	$7.2000
Ordinary Shares	9/17/2020	40,210	$7.2007
	TOTAL	254,534

CUSIP No. G6375R107	13D	Page 11 of 11

SCHEDULE B

Class of Security	Date of Sale	Shares Sold	Average Price Per Share Sold ($)
Ordinary Shares	8/10/2020	39,815	$7.6710
Ordinary Shares	8/11/2020	68,475	$8.2658
Ordinary Shares	8/12/2020	32,400	$8.3044
Ordinary Shares	8/17/2020	20,000	$8.5065
Ordinary Shares	8/18/2020	10,000	$8.2750
Ordinary Shares	8/21/2020	5,000	$8.0000
Ordinary Shares	8/24/2020	55,000	$8.0680
Ordinary Shares	8/25/2020	15,000	$8.1433
Ordinary Shares	8/26/2020	10,000	$7.6732
Ordinary Shares	8/27/2020	40,000	$7.1275
Ordinary Shares	8/28/2020	10,000	$7.2700
Ordinary Shares	9/1/2020	62,000	$7.5583
Ordinary Shares	9/2/2020	30,000	$7.5783
Ordinary Shares	9/3/2020	50,000	$7.7102
Ordinary Shares	9/16/2020	20,000	$7.0103
Ordinary Shares	9/17/2020	45,000	$7.1297
	TOTAL	512,690